Exhibit 99.1

TD Bank Group Announces Changes to Senior Executive Team

•	Raymond (Ray) Chun becomes Group Head, Canadian Personal Banking
•	Tim Wiggan appointed Group Head, Wealth Management and Insurance
•	Michael Rhodes to leave TD for an outside opportunity

TORONTO, Dec 11, 2023 - TD Bank Group (TD) (TSX and NYSE: TD) today announced changes to its Senior Executive Team, that reflect the strength of the Bank's leadership bench.

Ray Chun becomes Group Head, Canadian Personal Banking, effective immediately. Most recently, Chun served as Group Head, Wealth Management and Insurance. He joined TD in 1992 and has held various leadership roles across the Bank, including in Personal Banking Products, Branch Banking, TD Waterhouse Private Client Group, TD Direct Channels Sales, and Customer Experience & Operations and as President of TD Insurance.

"Ray is a proven leader with a strong track record of building successful businesses, delivering innovative solutions and developing talent. He brings a deep understanding of the market and a relentless focus on the customer to his new role," said Bharat Masrani, Group President and CEO, TD Bank Group.

Tim Wiggan is appointed Group Head, Wealth Management and Insurance, effective immediately, and joins the Senior Executive Team. Most recently, Wiggan served as Vice Chair, TD Securities (TDS) and Co-Head of Global Investment Banking. Over more than twenty-five years at TD, he has held progressively senior leadership roles, including as Co-Head of Global Markets and Head of Equities and Commodities at TDS. Wiggan was also CEO of TD Asset Management for nearly four years from 2013 to late 2016.

"Tim has demonstrated his ability to grow both our Wealth and Capital Markets businesses and to develop long-term trusted relationships with our clients. He will continue to leverage OneTD, expand our Canadian, U.S. and international Wealth business, and deliver the next phase of growth in Wealth Management and Insurance," said Masrani.

Michael Rhodes, Group Head, Canadian Personal Banking, will leave TD to pursue an opportunity at another organization. Since joining TD in 2011, Michael has helped strengthen the Bank, innovate, and deliver for our customers.

"I want to thank Michael for his many contributions to TD's success and wish him the very best for the future," said Masrani.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by assets and serves over 27.5 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among the world's leading online financial services firms, with more than 16 million active online and mobile customers. TD had $1.96 trillion in assets on October 31, 2023. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

Media: Carla Hindman, Senior Manager, Corporate Communications, carla.hindman@td.com, 647-888-6648

Investor Relations: Brooke Hales, Vice President, Investor Relations, brooke.hales@td.com, 416-307-8647